U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [X] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K
      [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For Period Ended: December 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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PART I--REGISTRANT INFORMATION
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     LASERGATE SYSTEMS, INC.
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     Full Name of Registrant (Former Name if Applicable)

     2189 Cleveland St. Ste. 230
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     Address of Principal Executive Office (Street and Number)

     Clearwater, Florida 33765
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     City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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The Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998 could not be filed within the prescribed time period, since the Company, which is a small Company with limited resources, is in the process of seeking additional financing as well as in the midst of negotiating with three separate parties to enter into a merger with such parties. The Chief Financial Officer is actively involved in these negotiations and as a result the financial statements of the Company for the fiscal year ended December 31, 1998 have not been prepared during the prescribed time period.


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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification


         Alfred P. Jones                     727                  803-1574
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             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of operations for 1998 have improved over the results of operations for 1997. There has been a decrease in revenues and a substantial decrease in operating expenses. Although the resulting net loss for 1998 is significantly less than the net loss for 1997, there has been no substantial change in results of operations between the first nine months of 1998 and the last three months of 1998. (Net loss for the nine months ended September 30, 1998 was $373,904.)
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                            Lasergate Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 30, 1999                    By: /s/ ALFRED P. JONES
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